EXHIBIT 99.1

NOMAD ANNOUNCES FILING OF TECHNICAL REPORT ON THE BLYVOOR GOLD MINE

TSX : NSR
OTCQX : NSRXF

Montreal, Québec – June 28, 2021

Nomad Royalty Company Ltd. (“Nomad” or the “Company”) (TSX: NSR and OTCQX: NSRXF) is pleased to announce that it has filed on a voluntary basis an independent NI 43-101 Technical Report titled “An Updated NI 43-101 Technical Report on the Blyvoor Mine, South Africa” with an issue date of June 25, 2021 and an effective date of March 1, 2021 (the “Technical Report”) for the Blyvoor Gold mine located in Gauteng Province, South Africa (the “Blyvoor Mine”). A copy of the Technical Report is available on the Company’s profile on SEDAR and EDGAR at www.sedar.com and www.edgar.com, respectively, and on the Company’s website at www.nomadroyalty.com. The Technical Report focuses on the underground operations and associated infrastructure only, and was prepared to present updated mineral resources and reserves as well as an updated life of mine plan for the Blyvoor Mine. The report was prepared by Minxcon (Pty) Ltd, an independent international engineering firm specializing in mining and mineral exploration engineering and evaluation.

Blyvoor NI 43-101 Technical Report Highlights

•	22-year life of mine based on mineral reserves
•	242 koz average annual gold production
•	5.32 million oz of payable gold production
•	US$570/oz life of mine average all in sustaining cost
•	New processing plant of 1,300 ktpd with an expansion planned to 2,500 ktpd
•	5.50 million oz of gold in proven & probable mineral reserves (18.84Mt at 9.09g/t Au)
•	11.37 million oz of gold in measured & indicated mineral resources (50.08Mt at 7.06g/t Au) inclusive of Mineral Reserves
•	11.29 million oz of gold in inferred mineral resources (79.77Mt at 4.40 g/t Au)

Highlights of the technical report are summarized in a presentation available on Nomad’s website at the following URL address: www.nomadroyalty.com/blyvoor-gold

Update on Blyvoor Ramp Up

Nomad is also pleased to report that ramp-up procedures at the Blyvoor Mine have continued to progress and that the Blyvoor mill is expected to reach its initial production target of 20kt per month by the end 2021. The operator of the Blyvoor Mine has not encountered any further disruption following an unlawful blockade at the mine entrance by members of a local union which ended in late April 2021.

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Blyvoor Gold Stream

Nomad owns a 10% gold stream on the Blyvoor Mine on the first 160koz of gold production within a calendar year, and 5% on any additional gold production within the same calendar year. Following the delivery of 300koz of gold to Nomad under the stream agreement, the stream percentage shall be 0.5% on the first 100koz of production within a calendar year until gold production reaches 10.32 million ounces at the Blyvoor Mine. Nomad will make ongoing payments of $572 for each ounce of gold delivered under the stream agreement.

About the Blyvoor Gold Mine

The Blyvoor Mine is located on the Witwatersrand Gold Belt in Gauteng Province of South Africa. The Blyvoor Mine commenced production in 1942 and in 1951 was the mine that produced the greatest amount of gold globally. The Blyvoor Mine has produced approximately 38 million ounces of gold historically. Near-by producing gold mines include Mponeng, Driefontein, Kusasalethu, Kloof, and South Deep.

CONTACT INFORMATION

For more information about Nomad Royalty Company, please visit our website at www.nomadroyalty.com or email us:

Vincent Metcalfe, CEO	Joseph de la Plante, CIO
vmetcalfe@nomadroyalty.com	jdelaplante@nomadroyalty.com

QUALIFIED PERSON

Vincent Cardin-Tremblay, P. Geo., Vice President, Geology of Nomad Royalty is the "Qualified Person" as defined by NI 43-101 who has reviewed and approved the technical content of this news release.

ABOUT NOMAD

Nomad Royalty Company Ltd. is a gold & silver royalty company that purchases rights to a percentage of the gold or silver produced from a mine, for the life of the mine. Nomad owns a portfolio of 15 royalty, and stream, assets, of which 8 are on currently producing mines. Nomad plans to grow and diversify its low-cost production profile through the acquisition of additional producing and near-term producing gold & silver streams and royalties. For more information please visit: www.nomadroyalty.com.

Nomad Royalty Company Ltd.

500-1275 ave. des Canadiens-de-Montréal

Montreal, Québec H3B 0G4 nomadroyalty.com

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Forward-looking statements

Certain statements contained in this press release may be deemed “forward-looking statements”. All statements in this release, other than statements of historical fact, that address events or developments that Nomad expects to occur, are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “scheduled” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Forward-looking statements in this press release include statements with respect to the expected life of the Blyvoor Mine; the annual production, actual capacity and expansion of the processing plant; the amount of ounces of gold in : (i) proven and probable mineral reserves, (ii) measured & indicated mineral resources, including mineral reserves, and (iii) inferred mineral resources mineral reserves, on the Blyvoor Mine; the progress on the ramping-up of the Blyvoor Mine, the Blyvoor mill reaching its initial target of 20kt per month by end of the year 2021; and the impact and benefit Nomad will receive from its gold stream on the Blyvoor Mine. Although Nomad believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. Nomad cautions investors that any forward-looking statements are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, risks associated with the mining industry, including operational risks in exploration, development and production at Blyvoor Mine; the uncertainty of reserve and resources estimates; the geology; the uncertainty of estimates and projections in relation to production, costs and expenses; risks relating to grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the operator of the Blyvoor Mine and the Company’s expectations; risks relating to potential labour-related disruptions and unplanned delays or interruptions in scheduled construction, development and production of the Blyvoor Mine, including by blockade; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); metal price fluctuations; environmental and regulatory requirements; availability of permits; and other risk factors described in Nomad’s annual information form for the fiscal year ended December 31, 2020, Form 40-F annual report and other filings with the Canadian securities regulators and the United States Securities and Exchange Commission, which may be viewed under Nomad’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, respectively. Nomad cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the forward-looking statements contained herein should carefully consider the above factors as well as the uncertainties they represent and the risks they entail. These statements speak only as of the date of this press release. Nomad undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

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